

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 10, 2008

Mr. S. Douglas Hutcheson
Chief Executive Officer, President
　And Director
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

　　　　RE:　Leap Wireless International, Inc.
　　　　　　Form 10-K for Fiscal Year Ended December 31, 2006
　　　　　　Form 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30,
　　　　　　2007
　　　　　　File No. 000-29752

Dear Mr. Hutcheson:

　　　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　Assistant Director